SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Montauk Renewables, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

61218C103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61218C103	SCHEDULE 13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Theventheran (Kevin) G. Govender
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 17,526,017
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 17,526,017
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,526,017(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	These shares include the shares held by Disant Holdings LP, over which Mr. Govender has sole voting and investment power.
(2)

Based on 143,584,827 shares of common stock, par value $0.01 per share (“Common Stock”), of Montauk Renewables, Inc. (the “Issuer”), outstanding as of November 11, 2021, according to the Form 10-Q filed by the Issuer on November 15, 2021.

CUSIP No. 61218C103	SCHEDULE 13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Disant Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 17,278,332
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 17,278,332
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,278,332
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.0%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 143,584,827 shares of Common Stock outstanding as of November 11, 2021, according to the Form 10-Q filed by the Issuer on November 15, 2021.

CUSIP No. 61218C103	SCHEDULE 13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Montauk Renewables, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Montauk Renewables, Inc.

680 Andersen Drive, 5th Floor

Pittsburgh, Pennsylvania 15220

Item 2(a).	Name of Person Filing:

Theventheran (Kevin) G. Govender

Disant Holdings LP

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Theventheran (Kevin) G. Govender

Suite 801, The Point,

76 Regent Street, Sea Point,

Cape Town, South Africa, 8005

Disant Holdings LP

Suite 801, The Point,

76 Regent Street, Sea Point,

Cape Town, South Africa, 8005

Item 2(c).	Citizenship:

Theventheran (Kevin) G. Govender – South Africa

Disant Holdings LP – Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share.

Item 2(e).	CUSIP Number:

61218C103

Item 3.	If this Statement is Filed Pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

Ownership information with respect to Theventheran (Kevin) G. Govender and Disant Holdings LP is incorporated by reference to items (5) through (9) and (11) on the applicable cover page above. Mr. Govender has sole voting and investment power with respect to the shares held by Disant Holdings LP. Pursuant to the Consortium Agreement, dated January 24, 2021 (the “Consortium Agreement”), by and between stockholder parties thereto and their nominees, which include Disant Holdings LP, certain holders have agreed to act in concert with respect to voting matters relating to the Issuer, including the election of directors, and have provided the other parties thereto certain pre-emptive rights with respect to any potential sale of the Issuer’s common stock by a stockholder party thereto. Because of the arrangements in the Consortium Agreement, the parties will be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Exchange Act, and such “group” will be deemed to beneficially own an aggregate of 74,900,640 shares of the Issuer’s common stock. 247,685 of the shares beneficially owned by Mr. Govender are not subject to the Consortium Agreement.

The reporting person expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by other group members and has retained the sole voting and investment power of the shares of Common Stock it beneficially owns. It is the understanding of the reporting persons that other group members are filing separate Schedule 13Gs pursuant to Rule 13d-1(k)(2) under the Exchange Act addressing their respective statuses as members of a “group” with the reporting person.

CUSIP No. 61218C103	SCHEDULE 13G	Page 5 of 7 Pages

Item 5.	Ownership of Five Percent or Less of Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The information with respect to this Item 8 is incorporated by reference to Exhibit A and Exhibit B hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THEVENTHERAN G. GOVENDER

Dated: February 11, 2022	By:	/s/ Theventheran G. Govender
Name: Theventheran G. Govender

DISANT HOLDINGS LP

Dated: February 11, 2022	By: Disant Holdings GP, LLC, its General Partner

	By:	/s/ Theventheran G. Govender
Name: Theventheran G. Govender
Title: Sole Manager and Chief Executive Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

CUSIP No. 61218C103	SCHEDULE 13G	Page 7 of 7 Pages

LIST OF EXHIBITS

Exhibit	Description

A	List of group members

B	Consortium Agreement, dated as of January 24, 2021 (incorporated by reference to Exhibit 99.2 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the Securities and Exchange Commission on March 31, 2021 (SEC File No. 001-39919))

C	Joint Filing Agreement